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                              February 2, 2021

       Peter Yu
       Chief Executive Officer
       Cartesian Growth Corporation
       505 Fifth Avenue, 15th Floor
       New York, New York 10017

                                                        Re: Cartesian Growth
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
7, 2021
                                                            CIK No. 0001838615

       Dear Mr. Yu:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted January 7, 2021

       Signatures, page II-4

   1. Please have your principal accounting officer or controller sign the registration statement.
                                                        Refer to Instruction 1
to Signatures on Form S-1.
 Peter Yu
FirstName  LastNamePeter Yu
Cartesian Growth Corporation
Comapany2,NameCartesian
February    2021         Growth Corporation
February
Page  2 2, 2021 Page 2
FirstName LastName
       You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction